Pernod Ricard

RECEIVED
2004 NOV -9 P 4: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AP/DD/358.2004

04046058

SECURITIES & EXCHANGE COMMISSI
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

<u>For the attention of Mrs Felicia KUNG</u>

<u>Ref</u> : 82-3361
<u>Subject</u> : Exemption Request for ADR's under Rule 12g3-2 (b)

November 2, 2004

Dear Mrs KUNG,

We are pleased to inform you that, in his meeting dated November 2, 2004, the board of directors of our Company decided to pay a first interim dividend of Euro 0,98 per share, for the 2004/2005 fiscal years.

This payment will be paid on Tuesday the 11th of January, 2005.

PROCESSED
NOV 1 0 2004
THOMSON FINANCIAL

Yours sincerely,

Emmanuel BABEAU
Chief Financial Officer

[illegible] 11/10

CC : Antoine PERNOD

Pernod Ricard

November 2, 2004

AP/CE/N°360.2004

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1

Pernod Ricard

PRESS RELEASE

Paris, France **November 2nd 2004**

Pernod Ricard concludes the sale of Orangina

Pernod Ricard announces that it has sold its remaining interest in the Orangina soft drinks business operated by its subsidiary, CFPO, which is conducted in the United Kingdom, Eastern Europe, Africa/Middle East, South America and Asia, to Cadbury Schweppes for an amount of around 31 M€ today. This transaction completes the disposal process in relation to Pernod Ricard's worldwide business interest in Orangina which commenced in 2001.

In 2003, the Orangina brand accounted for 12.4 M€ of Pernod Ricard's net sales.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

Pernod Ricard

RECEIVED

2004 NOV -9 P 4:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 3, 2004

AP/CE/N°361.2004

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, two press-releases concerning our Company and delivered to the French Market.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD

Encl. : 4

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943

Pernod Ricard

PRESS RELEASE

Paris, France **3 November 2004**

Distribution of 1st interim cash dividend of € 0.98 per share on 11 January 2005

The Board of Directors, meeting on Tuesday, 2 November 2004 under the chairmanship of Patrick Ricard, approved the distribution of an interim cash dividend of € 0.98 per share on 11 January 2005.

This interim dividend is equal to 50% of the total cash dividend amount paid in relation to the 2003 financial year, in accordance with prior year practice.

The exceptional 18-month duration of the 2004-2005 financial year will lead to the distribution of two interim cash dividends and a financial year-end cash dividend.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

Pernod Ricard

PRESS RELEASE

Paris, France **3 November, 2004**

Acceleration of organic Wine & Spirits sales growth in 3rd quarter: + 7.2%

9-month organic sales growth: + 6.4%

Pernod Ricard Wine and Spirits sales

Pernod Ricard reported 2004 9-month cumulative sales (excluding duties and taxes) of € 2,375 million for its Wine and Spirits business, up 6.4% over the same period last year on a constant exchange rates and group structure basis. The Group reported negative exchange rate effects of € 73 million (-3.2%), and a negative perimeter impact of € 13 million (-0.6%) following the disposal of "Crus et Domaines de France" and local brands in The Netherlands.

The Wine and Spirits business posted accelerated sales growth of 7.2% in the 3rd quarter, thanks notably to dynamic growth in Asia.

This good performance reflects the dynamism of our premium brands on the first nine months: Chivas Regal (+14%), Martell (+10%), Jameson (+11%) and Royal Salute (+19%). The Group's 12 key brands enjoyed an overall sales volume increase of 3% and an overall sales value increase of 8%.

Analysis of Wine and Spirits sales performance by region

Asia & Rest of World region recorded a spectacular increase in 3rd quarter sales, up 24% on the quarter and 17% for the 9-month period ending 30 September, in particular driven by:

- the exceptional growth of Royal Salute, Chivas Regal and Martell Cordon Bleu in China, Hong Kong, Taiwan, Singapore, Malaysia,
- the remarkable progression of Duty-Free (+ 43%),
- the continued dynamism of the local brands 100 Pipers (Thailand) and Royal Stag (India).

Americas region recorded 6% organic sales growth for the first 9 months of 2004.

- The positive depletion trends in the North-American market continued, but shipment timing slightly hurts sales.
- The economic recovery in Latin America is reflected in a strong development by Chivas Regal over the whole of this region and by brisk growth of the Brazilian market.

Europe (excluding France) region recorded sound organic growth for the second consecutive quarter, reflected in a 2004 9-month sales increase of 3.6%, due mainly to good performances in the United Kingdom, Germany and Greece. In addition, Central and Eastern Europe are becoming a significant growing markets.

France, as previously announced, experienced a contrasting situation, with increases in whisky and vodka sales offset by adverse aniseed sales, resulting in a 9-month overall sales increase of 0.3%.

Pernod Ricard

Pernod Ricard consolidated sales

2004 9-month consolidated sales increased to € 2,441 million from € 2,409 million for the same period last year. Non-Wine and Spirits business sales accounted for only 2.7% of Pernod Ricard sales, and this percentage will further decline following the definitive disengagement from Orangina announced on 2 November.

2004 full year outlook

Commenting on the publication of these figures, Patrick Ricard stated: "I am very pleased with the excellent performance achieved in the 3rd quarter. This will enable us to confirm our Wine and Spirits operating profit organic growth (1) objective of between 8% and 10% for 2004".

(1) Organic growth: growth on a like-for-like basis

Shareholders' agenda

Thursday 3 February 2005: Publication of 2004-2005 financial year first 12 months sales

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at **www.pernod-ricard.com**

Appendices

Sales split as at 30 september 2004 (€ millions)

	09/30/2003		09/30/2004		Change		Organic growth		Forex impact		Perimeter impact	
Total Wine & Spirits	2,313.9	96%	2,375.2	97%	61.3	2.7%	147.7	6.4%	-73.2	-3.2%	-13.2	-0.6%
Total Other Business	94.7	4%	66.1	3%	-28.6	-30.2%	-11.8	-12.5%	0.0	0.0%	-16.8	-17.8%
Total Group	**2,408.6**	**100%**	**2,441.3**	**100%**	**32.7**	**1.4%**	**135.9**	**5.6%**	**-73.2**	**-3.0%**	**-30.1**	**-1.2%**

Wine & Spirits sales split as at 30 september 2004 (€ millions)

	09/30/2003		09/30/2004		Change		Organic growth		Forex impact		Perimeter impact	
Wine & Spirits France	406.9	18%	405.1	17%	-1.8	-0.4%	1.0	0.3%	0.1	0.0%	-3.0	-0.7%
Wine & Spirits Europe	887.7	38%	907.2	38%	19.5	2.2%	32.1	3.6%	-3.3	-0.4%	-9.3	-1.0%
Wine & Spirits Americas	531.7	23%	510.3	22%	-21.4	-4.0%	31.9	6.0%	-52.6	-9.9%	-0.8	-0.1%
Wine & Spirits ROW	487.6	21%	552.7	23%	65.1	13.3%	82.7	17.0%	-17.4	-3.6%	-0.3	-0.1%
Total Wine & Spirits	**2,313.9**	**100%**	**2,375.2**	**100%**	**61.3**	**2.7%**	**147.7**	**6.4%**	**-73.2**	**-3.2%**	**-13.2**	**-0.6%**

Growth by key brands as at 30 september 2004

Volumes 2004/2003	09/30/2004	MAT
Chivas Regal	+14%	+12%
Jameson	+11%	+10%
Martell	+10%	+10%
Wild Turkey	+7%	+2%
Havana Club	+7%	+9%
Jacob's Creek	+6%	+10%
The Glenlivet	+5%	+3%
Clan Campbell	+4%	+2%
Amaro Ramazzotti	+2%	+5%
Seagram Gin	+0%	+1%
Ricard	-3%	-3%
Pastis 51	-8%	-9%
12 Key Brands	**+3%**	**+4%**
Spirits	**+2%**	**+2%**
Branded Wine	**+3%**	**+6%**

Forex impact Wine & Spirits

		Change	Forex impact M€	Forex impact %
US Dollar	USD	-9%	(45.3)	62%
USD ass. currencies		-9%	(14.9)	20%
Bolivar Venezuela	VEB	-23%	(7.4)	10%
Indian Roupie	INR	-6%	(3.1)	4%
Thai Bath	THB	-5%	(3.9)	5%
Australian Dollar	AUD	4%	6.0	-8%
Sterling Pound	GBP	2%	4.8	-7%
Other Currencies			(9.5)	13%
Total			**(73.2)**	**100%**